MISUNDERSTOOD BRANDS

OAT of this world! Building the future of dairy-free spirits and modern whiskey.


OATRAGEOUS
OAT MILK LIQUEUR
MISUNDERSTOOD WHISKEY CO.
MISUNDERSTOOD
BRANDS

misunderstoodbrands.com Jersey City, NJ

Highlights

1. America's first oat milk cream liqueur portfolio and reimagined flavored whiskey
2. 800,000+ bottles and $8.5M sold to date; $1.5M+ in 2025
3. 5,000+ points of distribution; including Total Wine, Wegmans, Publix, Meijer Markets and more
4. Launching regionally in Walmart, Whole Foods, and GoPuff this year
5. OATRAGEOUS Espresso is an exclusive cream liqueur on JetBlue Airlines; 40 million passengers reached
6. Launching 100ml premium canned RTD line - fastest growing category in bev alcohol
7. Board leadership from Sazerac, Pernod Ricard, Moet Hennessy and William Grant.
8. Over $1M raised from experienced beverage investors; $5.7M total raised since inception

Team



Christopher Buglisi Co-Founder and CFO SPV Voting Proxy

He handles the full financial picture while staying close to the brand and go-to-market side. He takes a practical, operational view of new products: what it takes to bring something to market, where the efficiencies are, and how to scale.

misunderstoodbrands.com



JD Recobs Co-Founder and CEO

JD is the creative force behind Misunderstood Brands, leading brand strategy, innovation, marketing, and sales enablement across the portfolio. He turns consumer insight into distinctive products that are now enjoyed by customers across the country.

misunderstoodbrands.com

Pitch Deck


OATRAGEOUS
MISUNDERSTOOD
BRANDS
INNOVATION WITH INTENTION

Memo


Deliciously Dairy Free
OATRAGEOUS
INFUSED by NATURE
MISUNDERSTOOD
BRANDS


DON'T MISUNDERSTAND,
we HAVE A LOT TO OFFER.

Bev-alc has been playing it painfully safe.

The cream liqueur category has run on the same dairy base for decades. Same recipe, same base, same drinker. And by definition, that leaves a massive group out that has been moving away from dairy. Roughly 68% of adults around the world are lactose intolerant (36% of U.S. adults) [source] ; and 44% of U.S. households now buy dairy-free milk [source] . That's not a niche.

Flavored whiskey has its own version of this. It grew into a huge global category, but it got there by getting sweeter and more artificial. A shot, not a sip.

Meanwhile the market is moving. Volume is shifting to high quality, low-ABV, better-for-you and convenience formats. Drinkers want bold flavor without the trade-off, and brands that feel built for them, not marketed at them.


MISUNDERSTOOD BRANDS
Invest from $100
Own a piece of the brand you already believe in.

We reimagined the categories nobody bothered to update.

OATRAGEOUS is America's first dairy-free cream liqueur portfolio made with creamy oat milk and real bourbon whiskey. GMO-free oats, vegan-friendly, seed oil free. It also has 30% less sugar and fewer calories than leading cream liqueurs. Same delicious flavor.

This is the big white space. A cream liqueur that finally includes everyone who got left out, with none of the trade-offs. All the indulgence, none of the "sorry, I can't have that."

Misunderstood Whiskey marries real flavor with real bourbon — 80 proof, all-natural ingredients, no artificial sweeteners. Built for the whiskey newbie and the cocktail obsessive alike, positioned in the super-premium tier where the category's incumbents aren't playing.

Our products are already meeting drinkers where they are. Now, with the 100ML ready to drink cans, we meet them everywhere. We're not asking drinkers to choose between quality and inclusivity.


REVENUE and VELOCITY
$8.5M
LIFETIME REVENUE
800K
BOTTLES SOLD
32%
CORE BRAND DEPLETIONS
2,600+
BUYING ACCOUNTS
ACTIVE IN 12 STATES!
OUR PRODUCT MADE IT!
Walmart
OpenCall
OATRAGEOUS
WE SECURED WALMART!
OATRAGEOUS
TASTES LIKE NO UDDER!
DAIRY FREE


OATRAGEOUS jetBlue
NOW AVAILABLE
ON ALL JETBLUE FLIGHTS

• CURRENT RETAILERS •

Walmart Publix Total Wine & MORE
gopuff WHOLE FOODS Wegmans

Revenue and velocity

- $8.5MM in lifetime revenue across nine years, with $1.5MM+ in 2025 — up 24%

year over year.

- 800,000 bottles sold since inception.
- Core brand depletions up 32%; rate of sale up 14%.
- 2,600+ buying accounts in the trailing twelve months, with a 50% account reorder rate.
- Distribution in 12 states. U.S. account penetration is roughly 1% — the runway is the story.

Distribution

- Live: Total Wine & More, Wegmans, Publix, Spec's, ABC Stores and Meijer's Markets
- Walmart: secured through Walmart Open Call
- Whole Foods: launching Q4 2026
- OATRAGEOUS on JetBlue

Production

- Partnership with Lofted Spirits (Bardstown Bourbon Company / Green River) - reduces bottling cost approximately 20%
- $125K/yr+ in logistics savings, starting 2027
- Showcased on the Kentucky Bourbon Trail that welcomes 2.7 million visitors per year.

Pipeline

- Q3 2026: 100mL premium RTD line launching 2026: Old Fashioned, Espresso Martini, Piña Colada. Already approved for distribution in Total Wine and Wegmans.
- Q4 2026: Testing the Misunderstood Hometown Series, ultra-premium single-barrel bourbon chosen by the communities it's named for.
- Q2 2027: OATRAGEOUS and Misunderstood flavor extensions.

Buzz

- Accepted and won Golden Ticket at Walmart's Open Call.
- OATRAGEOUS was named the #17 Most Innovative Spirit in the World by The Spirits Business for creating the world's first dairy-free Bourbon Cream
- Nominated for best new vegan product by VegNews.
- Won Platinum and Innovation Award at SIP Awards, a prestigious global beverage awards competition.


MADE BY FRIENDS, ENJOYED BY FRIENDS

Our Founders: Grab a drink — this one takes a minute.

We've been best friends pretty much our whole lives. When we got into the booze business, we had one idea: Make whiskey more approachable without compromising quality - and that mission still carries in our products today.

There was just one problem. Whiskey wasn't for everyone. Too harsh, too smoky, too intimidating for the people we loved most — our friends, our moms, the proudly whiskey-phobic. So we set out to fix it. Real bourbon, real flavor - products that are easy drinking with none of the syrupy shortcuts the category had settled for.

With zero industry experience and four years of nights and weekends after their corporate jobs, we bottled Misunderstood Ginger Spiced Whiskey in 2017. We drove overnight from Kentucky to debut at Jersey City Whiskey Fest, set up next to nearly 100 established brands, and by the end of the night were the crowd favorite nobody believed was brand new. Then came self-distribution in New Jersey: biking bottles door-to-door, waiting hours for a bar manager, selling out their first batch in three months flat.

Then, the happy accident. A seasonal drop called Misunderstood Oat Nog brought in actual thank-you letters, from people who hadn't tasted eggnog in twenty years because dairy took it off the table. That's when we knew we had uncovered an underserved customer. The dairy free drinker was out there, and nobody had built for them.

So we set out to shake up a dusty old category and make it for everyone who'd been left out. OATRAGEOUS was born and we gave the cows a day off.

Today, Misunderstood Brands is a family of brands built to break the mold, one glass and one converted skeptic at a time. We look for categories that have stopped evolving and we build the brands that move them forward. Two different brands. One philosophy.

Better ingredients. Uncompromising quality. Products that bring people together.

Together we've taken a kitchen recipe to national retail shelves without losing the deliver-it-yourself energy that got us there.

This isn't a pitch built by outsiders guessing what drinkers want. It's two guys who got tired of watching our favorite category leave people out, and did something OATRAGEOUS about it.

Buglisi Recobs Group is the legal name for Misunderstood Brands. Misunderstood Brands is our trade name.







Why Misunderstood. Why Now.

We're at the rare intersection between proof and scale. Our brands proved success in 2025: revenue up 24%, depletions up 32%, half our accounts reordered. Here's the scale: Walmart, Whole Foods, and JetBlue all lined up for Q4 2026, plus the new 100mL cans hitting the formats people reach for most. This round bridges the two. It funds the inventory, sales, and marketing to turn distribution into sold shelves. And the timing matters, because those milestones land after this round closes, not before. Get in first.



OATRAGEOUS
CREAM OF THE CROP
USE OF Funds
MISUNDERSTOOD WHISKEY CO.
$440K
SALESPEOPLE
$250K
ADVERTISING & PROMOTION
$300K
NEW PRODUCT COGS
$150K
DIGITAL MARKETING
$90K
SOCIAL
$270K
RESERVE
Securities offered through WeFunder Portal LLC, a registered funding portal. This offering is made under Regulation Crowdfunding. Investing involves risk, including the possible loss of your entire investment. Please review the Form C in full before investing.

Who we are looking for

- The everyday fan who already drinks Misunderstood or OATRAGEOUS and wants to own a piece of it.
- The industry insider — bartenders, distributors, retailers — who spots what's moving before the market does.
- The angel or family office backing founder-led CPG with real revenue.
- The modern consumer investor who already lives the dairy-free, better-for-you lifestyle and wants their portfolio to match.



MISUNDERSTOOD WHISKEY
OATRAGEOUS
CREAM OF THE CROP
INVEST FROM $100
Join us. Own a piece of the brand you already believe in – and maybe get a cow costume out of the deal.
Securities offered through WeFunder Portal LLC, a registered funding portal. This offering is made under Regulation Crowdfunding. Investing involves risk, including the possible loss of your entire investment. Please review the Form C in full before investing.

We've spent years proving flavored whiskey and cream liqueurs didn't have to stay stuck in the past.

We set out to prove flavored whiskey and cream liqueurs didn't have to stay stuck in the past. Today we've got national retail, a spot on the Kentucky Bourbon Trail, and our dairy-free cream liqueur served at 35,000 feet.

We've spent years doing the hard part. Building something people actually want, proving it in the market, earning shelf space next to brands ten times our size. That's the part that kills most brands, and we're through it. What we need now is fuel to meet the demand we already created.

We started by making a whiskey for the people the category left out. It'd be a little rich to now build a round only insiders could get into. So the door's open at a hundred bucks.

> *Questions? Reach the founders directly through the WeFunder discussion channel.*